RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC

REPORT PURSUANT TO RULE 17a-5(d)

JUNE 30, 2025

SUPPLEMENTARY INFORMATION

PUBLIC

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
SCHEDULE 1 - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2025

Credits:	
Member's Equity	$ 71,218
Less Prepaid Expenses	5,421
Net Capital Before Haircuts on Securities	65,797
Securities Haircut at 15%	(8,316)
Undue Concentrations at 15%	(7,329)
Money Market at 2%	($ 3)
Total Haircut on Positions	($15,648)
Net Capital	$50,149
Computation of Minimum Net Capital	
Requirement:	
Minimum Net Capital: (The greater of 5,000 or 6.67% of aggregate indebtedness)	5,000
Excess Net Capital	$ 45,149
Total Aggregate Indebtedness	$ 0
Ratio of Aggregate Indebtedness to Net Capital	0.%

No material differences existed between the above computation and the computation included on the Company's unaudited Form X-17A-5 Part IIA filing.